SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                      (Amendment No. 11)

                     Loctite Corporation
                   -----------------------
                       (Name of Issuer)

                 Common Stock, $.01 par value
                ------------------------------
                (Title of Class of Securities)

                         540137 10 6
                     -------------------
                        (CUSIP Number)


                    William A. Groll, Esq.
              Cleary, Gottlieb, Steen & Hamilton
                      One Liberty Plaza
                   New York, New York 10006
                        (212) 225-2000
       ------------------------------------------------
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                      October 25, 1996
                   -----------------------
                (Date of Event which Requires
                  Filing of this Statement)


      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].




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                             SCHEDULE 13D

CUSIP NO.  540137 10 6
          -------------

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    HC Investments, Inc. 51-0318575

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [ X ]


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3   SEC USE ONLY



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4   SOURCE OF FUNDS



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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]



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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

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                7   SOLE VOTING POWER
NUMBER OF
SHARES              11,208,224
BENEFICIALLY    -----------------------------------------------------
OWNED BY        8   SHARED VOTING POWER
EACH
REPORTING           None
PERSON          -----------------------------------------------------
WITH            9   SOLE DISPOSITIVE POWER

                    11,208,224
                -----------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    None
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


11,208,224
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ X ]


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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


35.0%
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14  TYPE OF REPORTING PERSON


CO
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      This Amendment No. 11 (this "Amendment") amends and
supplements the Schedule 13D filed on June 3, 1985, as previously amended (the "Schedule 13D"), of Henkel Corporation, with respect to the Common Stock, $.01 par value ("Common Stock"), of Loctite Corporation ("Loctite" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

      Henkel KGaA has determined to seek to change its position as a minority stockholder in Loctite.

      In connection with its consideration of options, Dieter Winkhaus, Chief Executive Officer of Henkel KGaA, met with David Freeman, Chief Executive Officer of Loctite, on Friday, October 25, 1996, and disclosed to him the possibility that Henkel KGaA and HCI might wish to acquire the remainder of Loctite not already owned by HCI at a per share price in the area of $56, preferably through a friendly, negotiated transaction.

      On October 26, 1996, Mr. Freeman called Mr. Winkhaus and requested that Henkel KGaA include in the options presented for consideration continuation of its position as a minority stockholder. Mr. Winkhaus agreed to do so.

      On October 27, 1996, a decision was made that Henkel KGaA would propose such a friendly, negotiated transaction rather than continue its current position as a minority stockholder. Mr. Winkhaus advised Mr. Freeman of this decision in a telephone call on October 27, 1996 and expressed the desire of Henkel KGaA and HCI to engage in direct discussions with Loctite and its Board of Directors and advisors and to work expeditiously with them toward such a friendly, negotiated transaction.

      Mr. Winkhaus advised Mr. Freeman that, if those negotiations fail or do not proceed, Henkel KGaA and HCI might decide to commence a tender offer for all outstanding shares of Common Stock that would qualify as a "Permitted Offer" under Loctite's shareholder rights plan and which, therefore, would not trigger the rights. No firm decision by Henkel KGaA and HCI to commence such an offer has been made, and no assurance can be given that Henkel KGaA and HCI will decide to do so or, if such a decision is made, at what price such tender offer will be made.

      Henkel KGaA and HCI reiterated their view that the investment in Loctite is a core investment and stated that HCI has no intention of selling the shares of Common Stock it holds at this time.

      In connection with this filing Henkel KGaA is sending a letter to each of the members of Loctite's Board of Directors, a copy of which is filed as Exhibit 16 hereto and is incorporated herein by reference.




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Item 5.  Interest in Securities of the Issuer.

      (a) - (b) At the date hereof, HCI beneficially owns 11,208,224 shares of Common Stock, representing approximately 35.0% of the 32,020,388 shares of Common Stock outstanding on June 30, 1996, as reported in Loctite's Form 10-Q for the quarterly period ended June 30, 1996. Subject to the limitations of the Agreement and the Rights Agreement, HCI has sole power to vote and to dispose of the shares of Common Stock beneficially owned by it.

      Subject to the limitations of the Agreement and the Rights Agreement, HCI has a right of first refusal with respect to shares of Common Stock representing approximately 5.2% of the outstanding Common Stock. Henkel disclaims beneficial ownership with respect to all shares of Common Stock subject to the right of first refusal.

      (c) No transactions in shares of Common Stock were effected during the past 60 days by HCI, or, to the best of its knowledge, by Henkel KGaA, Henkel of America, Inc., Henkel Corporation or any of the persons listed on Schedules I and II to the Schedule 13D.


Item 7.  Material to be filed as Exhibits.

      Exhibit 16. Letter, dated October 28, 1996, from Henkel
KGaA to the members of the Board of Directors of the Company.

                            Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 1996

                              HC Investments, Inc.


                              By:  /s/ Ernest G. Szoke
                                 -----------------------------
                                 Ernest G. Szoke, Secretary




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                          Exhibit Index

Exhibit Number                                        Page Number
--------------                                        -----------
Exhibit 1      Stock Purchase Agreement between            *A
               Henkel of America, Inc. and certain
               stockholders of Loctite dated as of May
               23, 1985

Exhibit 2      Investment Agreement between Henkel of      *A
               America, Inc. and Loctite dated May 23,
               1985

Exhibit 3      Amendment to Stock Purchase Agreement       *A
               between Henkel Corporation and certain
               stockholders of Loctite dated as of
               October 11, 1985

Exhibit 4      Press Release issued by Henkel KGaA on      *B
               March 19, 1991

Exhibit 5      Press Release issued by Henkel KGaA on      *C
               May 6, 1991

Exhibit 6      Agreement among Frederick B. Krieble,       *D
               Theta and Henkel Corporation dated as of January 31, 1992

Exhibit 7      Acknowledgment of Loctite dated             *D
               February 4, 1992

Exhibit 8      Agreement, dated as of April 14, 1994,      *E
               among Henkel KGaA, Henkel
               Corporation, HCI and Loctite

Exhibit 9      Rights Agreement, dated as of April 14,     *E
               1994, between Loctite and The First
               National Bank of Boston

Exhibit 10     Press Release issued by Henkel KGaA on      *E
               April 14, 1994

Exhibit 11     Purchases of Common Stock from March        *E
               6, 1992 through April 14, 1994


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Exhibit 12     Purchases of Common Stock from April        *F
               14, 1994 through October 14, 1994

Exhibit 13     Purchases of Common Stock during 60         *G
               day period through July 28, 1995

Exhibit 14     Letter, dated August 28, 1995, from         *H
               Henkel KGaA to Loctite

Exhibit 15     Purchases of Common Stock from July         *I
               31, 1995 through August 28, 1995

Exhibit 16     Letter, dated October 28, 1996, from         8
               Henkel KGaA to the members of the
               Board of Directors of Loctite



*A Previously filed as an Exhibit to the Schedule 13D on November 6, 1985.

*B Previously filed as an Exhibit to Amendment No. 3 to the Schedule 13D on March 20, 1991.

*C Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D on May 8, 1991.

*D Previously filed as an Exhibit to Amendment No. 5 to the Schedule 13D on March 2, 1992.

*E Previously filed as an Exhibit to Amendment No. 7 to the Schedule 13D on April 14, 1994.

*F Previously filed as an Exhibit to Amendment No. 8 to the Schedule 13D on October 17, 1994.

*G Previously filed as an Exhibit to Amendment No. 9 to the Schedule 13D on July 31, 1995.

*H Previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D on August 28, 1995.

*I Previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D on August 28, 1995.




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